■ EX-99.1.
Investment Plan for the Strategic Product Facilities
● This information is no more than a plan for the time being, which can be changed later.
The company has a plan for the investments in the strategic product facilities: to build the production systems for the high value-added steel products such as automotive steel, premium API steel, electrical steel.
1. purpose: to raise the ratio of the strategic products to 80%
2. total amount: 1.5tr KRW (expected)
3. investment period: until the year of 2008
— The details of the investment plans will be disclosed as soon as they are determined in the future.